EXHIBIT 3.1

Certificate of Formation
of
Consolidation Loan Funding, LLC

     This Certificate of Formation of Consolidation Loan Funding, LLC is being duly executed and filed by the undersigned for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act, as amended (6 Del. Code. § 18-101 et seq).

1.	The name of the limited liability company is Consolidation Loan Funding, LLC.

2.	The address of its registered office in the State of Delaware is 3422 Old Capitol Trail, Suite 700, County of New Castle, City of Wilmington 19808-6192, Delaware.

3.	The name of the registered agent is Delaware Business Incorporators, Inc.

4.	The address of the registered agent is 3422 Old Capitol Trail, Suite 700, County of New Castle, City of Wilmington 19808-6192, Delaware.

     IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the 10th of January, 2002.

/s/ John J. Witmeyer, III

John J. Witmeyer, III
Incorporator

DBI: 13529